Descartes Completes Acquisition of Porthus

WATERLOO, Ontario, Canada — April 16, 2010 — The Descartes Systems Group Inc. (NASDAQ:DSGX) (TSX: DSG), a federated global logistics network, announced that its wholly-owned subsidiary Dexxcartes bvba (“Dexxcartes”) has completed the acquisition of Zemblaz NV (NYSE Alternext Brussels: ALPTH) (formerly denominated Porthus NV, “Porthus”).

A total of 81,959 shares, representing 3.44% of the total share capital of Porthus, were tendered to the buy-out offer (the “Buy-Out Offer”) that closed on April 12, 2010. No warrants were tendered.

Dexxcartes will become the legal owner of the 81,959 tendered shares upon payment of the price of EUR 12.50 per share to the sellers, for an aggregate payment for these shares of EUR 1,024,488 (approximately US $1.4 million at April 14, 2010). This payment is scheduled to be made to the sellers of the shares by April 16, 2010.

On March 19, 2010, Dexxcartes completed the purchase of 96.17% of the Porthus shares. Together with the shares bought under the Buy-Out Offer, Descartes purchased 2,375,362 shares pursuant to the public offer, representing 99.60% of the total share capital of Porthus.

By operation of Belgian law, the remaining 0.40% of the non-tendered shares and all outstanding warrants are now legally deemed to have been transferred to Dexxcartes, meaning Descartes now owns 100% of all outstanding securities of Porthus. In addition, Porthus’ shares were delisted from the NYSE Alternext Brussels on April 13, 2010.

For the payment of non-tendered securities, the securities holders should directly contact the Deposit and Consignation Fund (“Deposito– en Consignatiekas”, 1st Bureau, Kunstlaan 30, Brussels, tel.: +32 02/574.78.25). Any costs relating to the payment for these securities from the Deposit and Consignation Fund are to be carried by the securities holders who have not tendered to the buy-out offer. Any unclaimed deposited funds fall to the Belgian state authorities after 30 years.

On April 14, 2010, Descartes granted inducement options to purchase 50,000 Descartes common shares to each of Porthus CEO, Luc Burgelman, and Porthus COO, Frank Hamerlinck, in each case in the names of the management companies they represent. The options have an exercise price of CDN $6.32. Each of these option grants, subject to the terms of the individual grant agreements, vests in equal annual installments over a period of five years from the date of the grant and expires seven years from the date of the grant. Each of Mr. Burgelman and Mr. Hamerlinck are serving as senior vice presidents of Descartes.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |
| info@descartes.com | www.descartes.com | TSX:DSG | NASDAQ:DSGX | Helping Customers Deliver |

About Descartes
Descartes (TSX: DSG) (NASDAQ: DSGX) is making the world a better place by enabling global organizations with logistics-intensive businesses to save money by improving the productivity and performance of their operations. Underlying Descartes’ offerings is the Descartes Global Logistics Network (GLN), one of the world’s most extensive multi-modal business application networks. Descartes’ logistics management solutions provide messaging services between logistics trading partners, shipment management services to help manage third party carriers, global customs filing and compliance services to meet regulatory requirements and private fleet management services for organizations of all sizes.  Descartes’ solutions and services deliver results by enabling organizations around the world to reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven; improve pickup and delivery reliability; and optimize working capital through fleet visibility. Descartes’ hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value.  Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies.  The company has more than 500 employees and is based in Waterloo, Ontario, with operations in Amsterdam, Atlanta, Copenhagen, Eindhoven, Gent, Heverlee, Lier, Namestovo, Pittsburgh, Ottawa, Montreal, Miami, Washington DC, Derby, London, Silver Spring, Stockholm, Suzhou, Shanghai, Tokyo, Toronto, and Zilina. For more information, visit www.descartes.com.

For further information please contact:

Descartes Systems Group
Laurie McCauley
Telephone: +1 519 746 6114 ext.2358
Email: investor@descartes.com
Safe Harbour Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the buy-out offer; the timing of payment in respect of the buy-out offer; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability to integrate Porthus and Descartes; the impact of foreign currency exchange rates; the ability to predict expenses associated with and revenues from the combined businesses; applicable stock exchange and regulatory approvals; ability to retain or obtain sufficient capital to execute on future business strategy; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; departures of key customers; and other factors and assumptions including those included in the section entitled, “Certain Factors That May Affect Future Results” in documents filed by Descartes with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. If any such risks actually occur, they could materially adversely affect the Offer or the business, financial condition or results of operations of Porthus and/or Descartes. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Neither Porthus nor Descartes undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |
| info@descartes.com | www.descartes.com | TSX:DSG | NASDAQ:DSGX | Helping Customers Deliver |